September 6, 2024

Samantha Stoddard
Executive Vice President and Chief Financial Officer
JELD-WEN Holding, Inc.
2645 Silver Crescent Drive
Charlotte, NC 28273

       Re: JELD-WEN Holding, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-38000
Dear Samantha Stoddard:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing